UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update

☐   Form C: Amendment to Offering Statement

☐   Check box if Amendment is material and investors must reconfirm within five business days.

☒   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of issuer
Quantm.One, Inc.

Legal status of issuer

>   *Form*
>   C Corporation

>   *Jurisdiction of Incorporation/Organization*
>   Delaware

>   *Date of organization*
>   December 18, 2017

Physical address of issuer
5 Upper Newport Plaza
Newport beach, CA 92660

Website of issuer
www.quantmre.com

Current number of employees. 2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$212,006	$179,827
Cash & Cash Equivalents	$103,673	$21,166
Accounts Receivable	-	$77
Short-term Debt	$255,221	$211,337
Long-term Debt	$207,605	$724,700
Revenues/Sales	$32,946	$8,006
Cost of Goods Sold	-	-
Taxes Paid	-	-
Net Income	($194,310)	($414,626)


April 29, 2021

FORM C-AR

Quantm.One, Inc




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Quantm.One Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.quantmre.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2021

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should,"

"can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Quantm.One, Inc., is a Delaware corporation incorporated on December 18, 2017.

The Company's business address is 5 Upper Newport Plaza, Newport Beach, CA 92660.

The Company's website is www.quantmre.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Quantm.One, Inc is the owner of the platform and technologies that power QuantmRE - a differentiated real estate platform ("Platform") that enables homeowners to sell a portion of the equity in their homes via Home Equity Agreements, or HEA(s). A Home Equity Agreement allows a homeowner to sell a share of the current and potential future value of their home in exchange for cash now. A Home Equity Agreementis not a tenancy in common, it is not debt, it is not a line of credit and it is not a reverse mortgage. The homeowner receives cash and maintains all their rights and privileges of ownership, and they can settle the agreement by selling their home, refinancing or renewing the contract (all of which may be as long as 30 years in the future).

In order to facilitate liquidity and tradability for Home Equity Agreements, the Company has developed the QuantmRE 'Active Portfolio' platform- a suite of blockchain-based technologies that have been designed to enable investors to build, model, manage and potentially trade portfolios of fractionalized interests in individual Home Equity Agreements.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history with which to judge our performance.

We have been in existence since December 2017. Although the principals have substantial experience in the real estate finance and investment industry, the Company is largely newly formed and has no operating history upon which to evaluate our business and prospects. Our proposed business operations will be subject to numerous risks associated with early stage enterprises. These risks apply

particularly to us because the markets for our investment products and services are new and rapidly evolving. We cannot assure shareholders that our business strategy will be successful or that we will successfully address these risks. Our failure to do so could materially adversely affect our business, financial condition and operating results.

If we are unable to retain the services of principals and officers and successfully recruit additional skilled personnel, we may not be able to continue our operations.

Our success depends to a significant extent upon the continued services of our principals and officers. Loss of the services of such persons could have a material adverse effect on our growth, revenues, and prospective business. In addition, to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified skill personnel. Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

Control by Management

As of March 31, 2021, the Company's directors, officers and advisors own approximately 69% of the Company's outstanding Common Stock Shares and none of the Preferred Stock. Upon completion of this Offering, the Company's directors, officers and advisors will still own approximately 69% of the outstanding Common Stock Shares of the Company and approximately 69% of the total issued and outstanding capital stock of the Company. Upon completion of this Offering, the Investors will have a limited ability to vote for the Company's Board of Directors and vote on other matters.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock or Preferred Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and holdings. As a result, the Company does not anticipate paying any cash dividends to its stockholders for the foreseeable future.

A failure of the Company's technology infrastructure could have a material adverse effect on the Company's operations and financial results.

Our business performance depends upon the effectiveness of the QuantmRE Platform, the failure of which could materially impact our business and financial results. We will undertake significant investments in our technology infrastructure to effectively and efficiently make real estate backed investments and improve our existing technology platform. Notwithstanding, we may not be able to effectively make investments, achieve our expected revenue growth and we could experience a significant competitive disadvantage in the marketplace.

Future disruptions in the financial markets or deteriorating economic conditions could adversely impact the real estate market as well as the market for debt-related investments generally, which could hinder our ability to implement our business strategy and generate value in the Company.

We intend to originate Home Equity Agreements. Future disruptions in the financial markets or deteriorating economic conditions may impact the demand for and availability of Home Equity Agreements. During periods of volatility, the number of investors participating in the market may change at an accelerated pace.

Potential Risks Associated with COVID-19

As has been widely reported, the emergence in late 2019 of a novel coronavirus (SARS-CoV-2) and a related respiratory disease (COVID-19) in China resulted in the spread of COVID-19 to additional countries throughout the world, including the United States, leading to a global pandemic.

The COVID-19 pandemic has led to severe disruptions and volatility in the global supply chain, and in markets and economies around the world, and those disruptions have since intensified and will likely continue for some time. Concern about the potential effects of COVID-19 and the effectiveness of measures put in place by governmental bodies globally at various levels as well as by private enterprises (such as workplaces, trade groups, amateur and professional sports leagues and conferences, places of worship, schools and retail establishments, among others) to contain or mitigate the spread of COVID-19 have adversely affected economic conditions and markets globally, and have led to significant, sustained and unprecedented volatility in the financial markets. Measures implemented in the United States to limit the spread of COVID-19, such as quarantines, event cancellations and social distancing, will significantly limit economic activity. While some states have begun a phased relaxation of these measures, substantial restrictions on economic activity remain in place. There can be no assurance that such measures or other measures implemented from time to time will be successful in limiting the spread of the virus or what effect those measures will have on the economy generally or on borrowers.

There can be no assurance that any measures undertaken by the federal government, or by state or local governments, will be effective to mitigate the negative near-term and potentially longer-term impact of the COVID-19 pandemic on consumer credit performance, property values, the mortgage origination and housing industry and related service providers, and the global economy more generally. Federal, state and local governmental authorities and government-sponsored enterprises have taken steps to require lenders to provide relief to borrowers and tenants suffering from a hardship resulting from COVID-19, including reduced work hours, unemployment or illness of the borrower or a dependent. Similarly, banks and other financial institutions have voluntarily implemented programs to assist adversely impacted borrowers. Although it cannot be predicted, additional policy action at the federal, state and local level in the near future is likely.

As predicted by many scientists, medical experts, politicians and commentators, a "second wave" of COVID-19 emerged in the United States during the fourth quarter of 2020 and has continued into 2021, and this second wave is likely to be on a larger scale than the initial wave of COVID-19 that the United States experienced. Prior to this "second wave", a significant portion of the United States and other countries had relaxed the mitigation measures initially implemented as a result of COVID-19. However, due to the "second wave", a significant number of states have recently experienced increases in the number of cases of COVID-19 and have begun implementing additional mitigation measures. As the United States experiences this second wave of COVID-19, it is unclear what impact such measures will have on the economy. In addition, in late 2020, multiple vaccines for COVID-19 were approved and began being administered in the United States and other countries. However, it remains uncertain how quickly such vaccines will be widely administered or how effective they may be in preventing COVID-19 (or mitigating its effects).

The cumulative effects of COVID-19 and the measures implemented by governments to combat the pandemic may limit the ability of borrowers to make timely payment on their mortgage loans and may result in significant delinquencies and losses, including shortfalls in distributions of

interest or principal to the holders of the certificates. As a result of the COVID-19 pandemic, investors should expect increased delinquencies and losses on the mortgage loans, and such increase could be substantial. The full effect of the COVID-19 pandemic may not be realized until sometime in the future. The disruption and volatility in the credit markets may continue for an extended period or indefinitely, and may lead to (or may already have resulted in) a recession in the United States and/or globally. In addition, we cannot assure you that declining economic conditions precipitated by COVID-19 and the measures implemented by governments to combat the pandemic will not result in downgrades of the ratings of the certificates.

Values of Homes may Decline

The value of the homes related to the mortgaged property relating to any Home Equity Agreement may decline, and in some cases may decline significantly. If any such property were to be liquidated when the value of the property was less than the original value, it is likely that the purchaser of the Home Equity Agreement would recover an amount less than such original investment amount.

The Company's platform and Home Equity Agreements may not be widely adopted and may have limited users.

It is possible that the Company's platform and products will not be used by a large number of investors or homeowners or that there will be limited interest in investment opportunities presented on the platform. Such a lack of use or interest could negatively impact the development of the platform and products and therefore the value of the Company.

Alternative products may be established that compete with or are more widely used than the Company's products.

It is possible that alternative products that are materially similar to the Home Equity Agreement which have better distribution, marketing or financial backing. The Company may compete with these alternative networks, which could negatively impact the acceptance and distribution of the Home Equity Agreements.

Our products are new concepts and may not achieve significant market acceptance.

Our concept of marketing, originating and funding our Home Equity Agreements is relatively new and untested. There can be no assurance that our products will achieve market acceptance. Investors acquiring Securities will bear the risks of investing in a novel, relatively untested type of business, as well as the risks of investing in real estate. Any failure of the Company to perform as expected will have a material adverse effect on our prospects.

High Degree of Risk

Investing in the Securities involves a high degree of risk. The Securities are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the Shares are subject to holding period requirements. Additionally, Company is in an earlier stage of development and does not have historical results upon which investors can make their decisions regarding whether and how much to purchase. Accordingly, investing in the Shares requires high-risk tolerance, low liquidity concerns and long-term commitment. The Shares are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Shares.

No Guarantee of Return on Investment

There is no assurance that the Company will be successful in generating income and fees and if the holders of the Shares will receive or realize a return on his/her/its investment or that any Purchaser will not lose his/her/its entire investment. For this reason, each Purchaser should read this Form C and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to purchase the Shares.

We have minimal operating capital, no significant assets and limited revenue from operations

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of Shares or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to originate Home Equity Agreements, could result in our bankruptcy or other event which would have a material adverse effect on us and our members. We have no significant assets or financial resources, so such adverse event could put your investment dollars at significant risk.

Financial projections require caution

Prospective investors are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective investors. Prospective investors should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective investors may wish to consult independent market professionals about the Company's potential future performance.

There is a risk that the QuantmRE Platform, as developed, will not meet the expectations of users.

The QuantmRE Platform is presently under development and may undergo significant changes before release. Any expectations or assumptions regarding the form and functionality of the QuantmRE Platform held by a Purchaser, may not be met upon release, for any number of reasons, including mistaken assumptions or analysis, a change in the design and implementation plans, and execution of the QuantmRE Platform.

There are conflicts of interest between us, our executive officers and affiliates.

Our executive officers, directors and advisors, including Matthew Sullivan, Steve Hotovec, Mark Rogers and Robert Barr, are principals of other entities which provide loan origination and servicing, Home Equity Agreement origination, and management services to the Company as well as to other persons and entities. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's length negotiations. Some of the conflicts inherent in the Company's transactions with the executive officers, directors and advisors and their Affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The Company, and its officers, directors and advisors will try to balance the interests of the Company with

their own. It is the intention of the officers, directors and advisors to focus their activity on the Company and to this end grant the Company first right of refusal on any investment opportunity that such persons are made aware of that might reasonably fall within the investment criteria of the Company. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have negative impact on our financial performance and, consequently, on distributions to members and the value of our Shares.

The Home Equity Agreements may be subject to additional regulatory oversight and regulations.

The QuantmRE Platform and Home Equity Agreements may be subject to state and federal lending laws and regulations. This could require the Company to obtain approval from federal and state regulators and non-regulatory bodies, which the Company anticipates could be time and capital extensive. A portion of the proceeds of this Offering will be used for such purpose. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of Home Equity Agreements could be limited.

The Home Equity Agreements may be suboridate to mortgage loans.

The Home Equity Agreement represent an interest in the equity of the customer and may be subordinate to one or more mortgage loans on the underlying property. In the event that the borrower fails to make payments on its underlying mortgage, the lender could foreclose upon the property and the Company would lose its investment.

Risk of related party transactions

The Company intends to use a portion of the proceeds from this Offering to satisfy a portion of the $125,000 in outstanding debt owed to Own Home Finance PBC, an entity that is majority owned by the Company's Compliance Advisor, David Sterlitz.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.

The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements

under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.

If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Risks Related to the Securities

The Units of SAFE will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. The Company may pay dividends to its existing and future holders of capital stock without triggering the SAFE or incurring additional liabilities or obligations to Purchasers.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next

major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be

guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

BUSINESS

Description of the Business

Quantm.One, Inc is the owner of the platform and technologies that power QuantmRE - a differentiated real estate platform ("Platform") that enables homeowners to sell a portion of the equity in their homes via Home Equity Agreements, or HEA(s).

Business Plan

A Home Equity Agreement allows a homeowner to sell a share of the current and potential future value of their home in exchange for cash now. A Home Equity Agreementis not a tenancy in common, it is not debt, it is not a line of credit and it is not a reverse mortgage. The homeowner receives cash and maintains all their rights and privileges of ownership, and they can settle the agreement by selling their home, refinancing or renewing the contract (all of which may be as long as 30 years in the future).

The investor in the Home Equity Agreement receives an interest in the equivalent of a preferred equity position in a residential owner-occupied (or non owner-occupied) home, secured by a lien on title, usually with an asymmetric return profile delivering limited downside protection and structurally magnified returns. This return profile normally has low volatility, has a low correlation to stocks, bonds and REITs, and provides a scalable long-term inflation hedge with the potential to deliver positive returns even in a falling housing market.

In order to facilitate liquidity and tradability for Home Equity Agreements, the Company has developed the QuantmRE 'Active Portfolio' platform- a suite of blockchain-based technologies that have been designed to enable investors to build, model, manage and potentially trade portfolios of fractionalized interests in individual Home Equity Agreements. The technologies powering the Active Portfolio platform have been designed to enable the economic interests in each Home Equity Agreement to be fractionalized and a securitized into units. These units may then be offered for sale by the owner and/or original investor in the HEAs on the Active Portfolio

platform. The value of each Home Equity Agreement will be recalculated periodically to provide an estimated value of the contract/contract interest and the appreciation and depreciation over that period. The Active Portfolio exchange has been designed to enable small investors to get a foot in the door in real estate with very low investment minimums, and to enable larger investors and institutions to build targeted portfolios of home equity-based real estate investments in specific geographies and demographics.

The Active Portfolio exchange will require approval from federal and state regulators and non-regulatory bodies. The Company anticipates gaining these approvals could be time and capital extensive and there is no assurance such approvals will be obtained. A portion of the proceeds of this Offering will be used for this purpose. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of Home Equity Agreements will be limited.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Home Equity Agreements	Equity sharing investment contracts.	$18T Total Addressable Market

We originate Home Equity Agreements on behalf of investors and other capital sources that wish to get exposure to this previously untapped asset class. We act as the platform that links homeowners and investors, providing homeowners with access to debt-free financing and investors with access to investments driven by residential real estate equity. The QuantmRE platform has been designed to make home equity accessible, investible and tradable.

Equity Freedom for Homeowners

The homeowner receives cash, they maintain all rights and privileges of ownership, and they can settle the agreement by selling their home, refinancing or renewing the agreement. During the agreement period, which may be as long as 30 years, the homeowner does not have to pay any interest, there are no monthly payments and there is no added debt. At a time when many families need more funds more than ever, our Home Equity Agreements can provide a much-needed source of capital for homeowners who are unable, or unwilling, to take on the burden of monthly payments and additional debt.

The technology behind the QuantmRE platform is designed to enable homeowners to sell, and investors to buy a portion of the equity in single family residential homes. Our longer-term objective is to enable a wide range of investors to fund these transactions, and to create a secondary market for fractionalized Home Equity Agreements, giving investors the chance to build, model, manage and trade personalized portfolios of this previously untapped asset class.

Competition

There are currently five other product companies in this market – Unison.com, Point.com, HomeTap.com, Noah.co and Unlock.com - all of whom are backed by major venture capital firms, institutional investors, insurance and endowment funds. They do not allow retail investors to participate. We are similar to our competitors as we also link homeowners to investors to provide debt-free financing options.

Unlike the other companies in this sector however, our diversified investor base potentially enables us to offer a wider range of Home Equity Agreements to a broader range of homeowner customers.

- QuantmRE is the only platform designed to provide institutional and individual investors with access to fractionalized equity investments in owner-occupied residential real estate

- The only platform aimed at providing secondary market trading for fractionalized home equity

- QuantmRE is not tied to specific capital sources - offers a wider product range to homeowners

Supply Chain and Customer Base

Our customers are homeowners that are looking to release some of the equity in their homes without the burden of additional debt.

Intellectual Property

Patents and Provisional Patent Applications

Application / PUB/ Patent #	Type	Title	File Date	Country/Organization
Application # 62740419	Provisional	**SECURITIZED TRADING PLATFORM AND METHOD**	10/03/2018	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87/915965	Class 036 - Cryptocurrency trading services; cryptocurrency exchange services; financial consultation in the field of cryptocurrency and fractional interests in real estate. Class 042 - Electronic data storage, namely, providing a blockchain technology-based, distributed database ledger for the storage of public, private or encrypted data, transactions and information; developing and updating of computer software for use in	QuantmRE	05/10/2018	Provisional	USA

	managing cryptocurrency and block chain data in association with fractional real estate investments.				

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities, including lending rules. These laws and regulations are subject to change.

In addition, the Company's 'Active Portfolio' real estate exchange will require approval from federal and state regulators and non-regulatory bodies, which the Company anticipates this will be time and capital extensive. A portion of the proceeds of this Offering will be used for such purpose. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of Home Equity Agreements could be limited.

Litigation

None

Other

The Company's principal address is 5 Upper Newport Plaza, Newport Beach, CA 92660

The Company has the following additional address: 375 West 200 South, Suite 210, Salt Lake City, Utah 84101

The Company conducts business in California.

DIRECTORS, OFFICERS, AND EMPLOYEES

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Age
Matthew Sullivan	Chief Executive Officer, Secretary and Director	See below	55
Robert Barr	Chief Financial Officer	See below	51

Matthew Sullivan: Chief Executive Officer, Secretary and Director

Matthew Sullivan founded Quantm One, Inc in December 2017 and is the visionary behind the QuantmRE Network. He currently serves as the Company's full-time CEO. He was the co-founder of Secured Real Estate Income Strategies, LLC, a real estate debt fund established in June 2016. Since

January 2015 Mr. Sullivan has been the president of Crowdventure.com, a real estate crowdfunding company. Prior to that (Nov 2012 – September 2014) he was president of Clearway Sustainability Solutions Ltd, a UK based company that provided corporations with sustainability solutions. Mr. Sullivan went to Westminster School in London, UK and studied Law at Birmingham University before pursuing a career in finance and stockbroking, specializing in the South East Asian markets. In 1997 he chose an entrepreneurial path and founded Europe's first internet billing application service provider. Since then his career has been focused on finance and technology.

Robert Barr: Chief Financial Officer

Mr Barr joined as the Company's CFO in June 2018. Mr Barr is the Founder of Good Steward Capital Management, Inc ('GSCM') and has served as its president since January 2012. The Good Steward group of companies provide specialized services to the real estate and real estate financing industry including capital management, loan servicing, fund administration, and mortgage brokering. Prior to founding GSCM he was a financial adviser at H. Beck, Inc (June 2009 – January 2012). Robert joined the U.S. Navy as a Cryptologist in 1988 and served 6 years. After being awarded the Navy Achievement Medal in 1991 and serving in several critical positions, Robert left the Navy with a goal of taking his wealth of international experience and objective analytical skills to private sector business and finance. With over 23 years of business and finance experience, Robert has held positions ranging from Owner, CFO, CEO, and Financial Advisor. He currently works part-time with the Company and dedicates an average of one day a week to his position as CFO and director.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding equity securities:

Type of security	Common Stock
Amount outstanding/Face Value	1,203,965
Voting Rights	1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99.05%

Type of security	Preferred Stock
Amount outstanding/Face Value	11,453
Voting Rights	1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This class has a dividend preference, which may dilute the holders of the SAFE in the event of a liquidation following conversion of the SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.243%

Type of security	SAFE (Simple Agreement for Future Equity) issued October 2020
Amount outstanding/Face Value	182,604
Voting Rights	Owners of SAFEs have no voting rights.
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the Company raises capital through the sale of common stock at a fixed valuation, then each outstanding SAFE will convert automatically into shares of the common stock. The number of shares of preferred stock will depend on the implied valuation of the entire Company. If the implied valuation is no greater than $8 million, then the number of shares of preferred stock will be calculated at the same price paid by the new investors, minus a 20% discount. If the implied valuation is greater than $8 million, then the number of shares of preferred stock will be calculated on the basis of a $8 million total valuation.

Type of security	SAFE (Simple Agreement for Future Equity) issued March 17, 2021 to Algorand Cayman SEZC
Amount outstanding/Face Value	$200,000
Voting Rights	Owners of SAFEs have no voting rights.
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the Company raises capital through the sale of common stock at a fixed valuation, then each outstanding SAFE will convert automatically into shares of the common stock. The number of shares of preferred stock will depend on the implied valuation of the entire Company. If the implied valuation is no greater than $8 million, then the number of shares of preferred stock will be calculated at the same price paid by the new investors, minus a 20% discount. If the implied valuation is greater than $8 million, then the number of shares of preferred stock will be calculated on the basis of a $8 million total valuation.

The Company has the following debt outstanding:

Type of debt	Convertible Note
Amount outstanding	$25,000
Interest Rate	10%
Maturity Date	December 31, 2022
Conversion Terms	The Notes will convert at the lower of (i) an implied equity valuation of $8 Million or (ii) at a 15% discount to the closing price per share of the valuation used in connection with a qualifying equity round of a minimum of $2 million.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.311%

Type of debt	Unsecured Promissory Note
Amount outstanding	$25,000
Interest Rate	10%
Maturity Date	December 31, 2020
Maturity Date	December 31, 2020

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Crowdventure, LLC	455,000 shares of Common Stock	37.44%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$32,946	($194,310)	-

Operations

Quantm.One, Inc. (the "**Company**") was incorporated on December 18, 2017 under the laws of the State of Delaware, and is headquartered in Newport Beach, California. The Company owns and operates the QuantmRE platform, which offers and provides homeowners with Home Equity Agreements, which allow homeowners to sell a portion of their equity in their homes for cash without taking on additional debt.

Liquidity and Capital resources

In October 2020 the Company completed an offering pursuant to Regulation CF, which provided approximately $165,000 of capital which has been received by the company.

On March 17, 2021 the Company completed an investment agreement with Algorand Cayman SEZC via a Simple Agreement for Future Equity which provided the Company with $200,000 of capital.

The company had over $32,000 of sales revenue in 2020 and expects to significantly increase its sales revenues in 2021.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future other than those directly related to the continued development of its 'Active Portfolio' marketplace.

Material Changes and Other Information

In June 2020, by way of an Investment Agreement, the Company converted $699,700 of investment capital into 97,723 Common Shares at a price of $7.16 per share. These funds had previously been invested into the Company by way of a Simple Agreement for Future Tokens ('SAFT'). This Investment Agreement amended and restated the SAFT.

On March 17, 2021 the Company completed an investment agreement with Algorand Cayman SEZC via a Simple Agreement for Future Equity which provided the Company with $200,000 of capital which has been received by the company.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

On February 21, 2020 Gautam Desai, one of the Company's shareholders, lent the Company $25,000 by way of a short-term unsecured loan at an annual interest rate of 10%.

Under a Contribution and License Agreement dated July 10, 2019, the Company issued 206,735 shares of the Company's common stock to Barastone, Corp. Two of the Company's advisors, Steve Hotovec and Mark Rogers, are executives and shareholders in Barastone Corp.

Pursuant to an Intellectual Property Sale and Purchase Agreement dated February 2018 (subsequently amended and restated in March 2019) between the Company and Own Home Finance PBC, the Company issued 80,000 shares of the Company's common stock and 960,000 Membership Tokens to Q_Own Holdings, LLC. One of the Company's advisors, Dave Sterlitz, is a majority shareholder in Q_Own Holdings, LLC.

The Company also has an obligation to pay the balance of $125,000 owed to Own Home Finance, PBC under this Intellectual Property Sale and Purchase Agreement in two tranches: $25,000 when the Company has raised $250,000 in working capital through this or other Offerings, and the balance of $100,000 when the Company has raised at total of $1,000,000 in working capital through this or other Offerings. There are no time limits regarding these payments and no interest or other charges apply.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/ /s/ Matthew Sullivan
(Signature)

Matthew Sullivan
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew Sullivan
(Signature)

Matthew Sullivan
(Name)

Chief Executive Officer
(Title)

April 29, 2021
(Date)

/s/Robert Barr
(Signature)

Robert Barr
(Name)

Chief Finance Officer
(Title)

April 29, 2021
(Date)

EXHIBIT A

Financial Statements

I, Matthew Sullivan, the CEO of Quantm.One, Inc., hereby certify that the financial statements of Quantm.One, Inc. and notes thereto for the periods ending December 2020 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 29, 2021.

Matthew Sullivan (Signature)

CEO (Title)

April 29, 2021 (Date)

QUANTM. ONE, INC
BALANCE SHEET
AS OF DECEMBER 31, 2019 AND DECEMBER 31, 2020
(UNAUDITED)

	Jan - Dec 2020	Jan - Dec 2019
ASSETS		
Non-Current Assets		
Intellectual Property Rights	$ 158,333	$ 208,333
Less: Amortization	50,000	50,000
Total Non-Current Assets	**108,333**	**158,333**
Current Assets		
Cash	103,673	21,167
Subscription Receivable	-	77
Prepaid Expenses	-	250
Total Current Assets	**103,673**	**21,494**
TOTAL ASSETS	**$ 212,006**	**$ 179,827**
LIABILITIES & EQUITY		
Liabilities		
Account Payable	$ 99,721	$ 70,837
Payable to Own Home Finance	125,000	125,000
Convertible Note	25,000	25,000
Short Term Loans	30,500	15,500
Customer Advance	-	699,700
Convertible Equity	182,605	-
Total Liabilities	**462,826**	**936,037**
Equity		
Shareholder Equity		
Common Stock, 6,000,000 authorized with par value $0.0001, 1,106,242 and 1,203,965 issued and outstanding as of 12/31/2019 and 12/31/2020 respectively	111	111
Additional Paid in Capital - CS	1,745,646	1,045,946
Preferred Stock, 4,000,000 authorized with par value $0.0001, 11,453 and 11,453 issued and outstanding as of 12/31/2019 and 12/31/2020 respectively	1	1
Additional Paid in Capital - PS	99,999	99,999
Total Shareholder Equity	**1,845,757**	**1,146,057**
Retained Earnings	(1,902,267)	(1,487,641)
Net Income	(194,310)	(414,626)
Total Equity	**(250,820)**	**(756,210)**
TOTAL LIABILITIES & EQUITY	**$ 212,006**	**$ 179,827**

QUANTM. ONE, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(UNAUDITED)

Particulars	Jan - Dec 2020	Jan - Dec 2019
Income		
Commission Income	$ 29,023	$ 8,006
Uncategorized Income	3,923	-
Total Income	**32,946**	**8,006**
Gross Profit	**32,946**	**8,006**
Expense		
General Administrative Expense	**36,934**	**69,831**
Office Supplies	987	1,120
Courier Expenses	-	53
Meals and Entertainment	59	2,922
Tax Expenses	888	70
Technical Services Expenses	35,000	65,666
Subscriptions & Dues	**10,652**	**12,041**
Computer and Internet Expenses	4,800	-
Registration Fees	-	85
Subscriptions Expenses	5,852	11,956
Advertising & Marketing	**10,467**	**42,163**
Events & Summit Expenses	-	5,580
Marketing Expenses	10,467	36,583
Utilities	**2,270**	**3,766**
Utilities	-	586
Telephone Expenses	2,270	3,180
Travel Expenses	**759**	**10,988**
Automobile Expenses	-	195
Travel Expenses	759	10,793
Bank Service Charges	875	2,304
Intellectual Property Right Amortization Expenses	50,000	50,000
Accounting Fees Expenses	5,000	6,793
Legal Expenses	9,377	23,028
Professional Fees	81,946	192,524
Rent Expenses	-	6,624
Insurance Expenses	500	500
License Expenses	-	2,070
Write-off Assets	327	-
Issue Expenses	18,149	-
Total Expense	**227,256**	**422,632**
Net Loss	**$ (194,310)**	**$ (414,626)**

QUANTM. ONE, INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(UNAUDITED)

Particulars	Jan - Dec 2020	Jan - Dec 2019
Cash Flows from Operating Activities:		
Net Loss	$ (194,310)	$ (414,626)
Adjustments for Non-Cash Income and Expenses:		
Amortization	50,000	50,000
Adjustments for Increase/Decrease in Current		
Assets/Current Liabilities:		
Increase in Current Assets	-	(250)
Decrease in Current Assets	327	10,000
Decrease in Current Liabilities	-	(41,100)
Increase in Current Liabilities	28,884	70,837
Total Adjustments	**79,211**	**89,487**
Net Cash Used in Operating Activities	**(115,099)**	**(325,139)**
Cash Flows from Financing Activities:		
Capital Addition	699,700	145,990
Repayment of Debt	(699,700)	-
Convertible Notes	-	25,000
Convertible Equity	182,606	-
Short Term Loan	15,000	15,500
Net Cash Provided by Financing Activities	**197,606**	**186,490**
Net Cash Increase (Decrease) during the Year	**82,507**	**(138,649)**
Cash at the Beginning of Year	**21,166**	**159,816**
Cash at the End of Year	**$ 103,673**	**$ 21,167**

QUANTM. ONE, INC
STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(UNAUDITED)

	Preferred Stock			Common Stock			Accumulated Surplus (Deficit)	Total Shareholders' Surplus (Deficit)
	Shares	Par	Additional Paid in Capital	Shares	Par	Additional Paid in Capital		
Inception	-	$ -	$ -	916,232	$ 92	$ 999,975	$ (1,487,641)	$ (487,574)
Contributed Capital	11,453	1	99,999	190,010	19	45,971	-	145,990
Net Income (Loss)	-	-	-	-	-	-	(414,626)	(414,626)
December 31, 2019	11,453	1	99,999	1,106,242	111	1,045,946	(1,902,267)	(756,210)
Contributed Capital	-	-	-	97,723	-	699,700	-	699,700
Net Income (Loss)	-	-	-	-	-	-	(194,310)	(194,310)
December 31, 2020	11,453	$ 1	$ 99,999	1,203,965	$ 111	$1,745,646	$ (2,096,577)	$ (250,820)